[ ROGERS CABLE LETTERHEAD ]

July 15, 2005

Via Fax & EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Rogers Cable Inc.
Form 20-F for the year ended December 31, 2004, filed on March 18, 2005
File No. 333-87972

Dear Mr. Spirgel:

     This letter responds to your letter dated June 30, 2005 (the “Comment Letter”), providing comments of the staff of the United States Securities and Exchange Commission (the “Staff”) on the Annual Report on Form 20-F of Rogers Cable Inc. (“Rogers Cable”) for the year ended December 31, 2004, filed by Rogers Cable on March 18, 2005. Rogers Cable’s Annual Report on Form 20-F for the year ended December 31, 2004 will incorporate the revised disclosures as reflected in our responses to the Staff’s comments below.

     For your convenience, each comment from the Comment Letter has been reproduced below, followed by Rogers Cable’s response to such comment.

Form 20-F for Fiscal Year Ended December 31, 2004
Disclosure Controls and Procedures

1.	We note your statement that your chief executive officer and chief financial officer “concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure the information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.” It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.”

     Rogers Cable acknowledges the Staff’s comment and has revised the first paragraph under the heading “Item 15—Disclosure Controls and Procedures” on page 25 of its amended filing as follows:

As of the end of the period covered by this report (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were effective.

2.	We note the statement that “there have been any significant changes in internal controls...” Item 308(c) of Regulation S-K requires disclosure of any changes, not just significant changes, in internal controls over financial reporting that would have a material effect and occurred during the last fiscal quarter. Please revise.

     Rogers Cable acknowledges the Staff’s comment and has revised the second paragraph under the heading “Item 15—Disclosure Controls and Procedures” on page 25 of its amended filing as follows:

Since the last evaluation by the Company’s management of the Company’s internal controls, there have been no changes in the internal controls or in other factors that could significantly affect the internal controls that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Exhibit Index
Exhibit 99.2

3.	Revise to indicate that the Form 6-K is deemed to be filed for purposes of section 18 of the Securities Exchange Act of 1934.

     Rogers Cable respectfully submits that this comment does not apply to the Exhibit Index provided in its Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

     Please note that attached hereto as Exhibit A is the written acknowledgement requested by the Staff.

     Please contact me at (416) 935-3555 or Erik Tavzel of Cravath, Swaine & Moore LLP at (212) 474-1796 if you would like to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Alan D. Horn

Alan D. Horn Vice President Rogers Cable Inc.

cc:	Kathleen Kerrigan, Staff Accountant, U.S. Securities and Exchange Commission
Michele Anderson, Legal Branch Chief, U.S. Securities and Exchange Commission

Exhibit A

The undersigned (the “Company”) hereby acknowledges that in connection with the Form 20-F/A filed on July 15, 2005 (file no. 333-87972):

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

•	comments of the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ROGERS CABLE INC.

by	/s/ David P. Miller

Name:	David P. Miller
Title:	Vice President, General Counsel and Secretary